Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: February 11, 2015

Dear all,

Please find a copy of TelecityGroup’s full year 2014 results attached, which was released this morning.

Please note that TelecityGroup has today separately announced that it has reached a non-binding agreement on an all-share merger with Interxion Holding N.V.. Information in relation to the possible transaction will be available on www.telecitygroup.com/investor later today.

TelecityGroup will deliver a presentation, hosted by John Hughes, Executive Chairman and Eric Hageman, Chief Financial Officer, for analysts and investors at 9.30am GMT.

The presentation will be held at: The Lincoln Centre, 18 Lincoln’s Inn Fields, Holborn, London, WC2A 3ED.  Coffee and refreshments will be served from 9.00am.

A webcast and re-play will be available on www.telecitygroup.com/investor.

In addition, John and Eric will host a conference call, targeted towards US based stakeholders, at 2.00pm GMT.

Warm regards,

Rosie

TelecityGroup has not commenced and may not make an offer to purchase InterXion shares. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and InterXion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to InterXion, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to InterXion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.TelecityGroup.com.